21001359

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 2 5 2021
Washington DC
410

SEC FILE NUMBER
8-45179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pluris Capital Grup, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 Broadway, Suite 1515
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fletcher (917) 304-3325

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNCS Certified Public Accountants PLLC

(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joh Fletcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pluris Capital Grup, Inc., as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHEN DIBRIENZA
Notary Public, State of New York
No 02DI6136609
Qualified in Kings County
Commission Expires 11/14/2021

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLURIS CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

AND

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

PLURIS CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

INDEX

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Pluris Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pluris Capital Group, Inc. (the "Company") (a Delaware corporation), as of December 31, 2020 and the related statement of operations, changes in subordinated liabilities, changes in stockholder's equity, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Pluris Capital Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 14, 15 and 16, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.
Woodbury, New York
February 26, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

PLURIS CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	31,147
Computer equipment, net		2,133
Prepaid regulatory costs		104
Total assets	$	33,384

LIABILITIES

Accrued expenses	$	1,000
Credit card liability		114
Total liabilities		1,114

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		7,000
Additional paid-in capital		234,296
(Deficit)		(209,026)
Total stockholder's equity		32,270
Total liabilites and stockholder's equity	$	33,384

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Income:		
Fee income		$ -
Total income		-
Expenses:		
Professional fees	$ 21,653	
Administrative expenses	24,009	
Regulatory Fees	7,527	
Fidelity Bond	566	
Technology and communications	3,812	
Depreciation	987	
Fines and penalties	20,000	
Miscellaneous expenses	415	
State and local general corporate taxes	50	79,019
Net loss		$ (79,019)

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid-In		Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance - January 1, 2020	10	$ 7,000	$ 200,296	$ (130,007)	$ 77,289
Capital contribution by stockholder			34,000		34,000
Net loss				(79,019)	(79,019)
Balance - December 31, 2020	10	$ 7,000	$ 234,296	$ (209,026)	$ 32,270

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net loss	$ (79,019)
Adjustments to reconcile results of net loss to net cash used in operating activities:	
Depreciation expense	987
Net change in asset and liability accounts:	
Net increase in prepaid regulatory costs	3,751
Net increase in credit card liability	(65)
Net increase in accrued expenses	(900)
Net cash used in operating activities	(75,246)
Cash flows received in financing activities	
Capital contributions by stockholder	34,000
Net cash received In financing activities	34,000
Decrease In cash	(41,246)
Cash - January 1, 2020	72,393
Cash - December 31, 2020	$ 31,147
Supplemental disclosures:	
State and local general corporate taxes paid	$ 136

See accompanying notes

NOTE A - Principal Business Activity

Organization

Pluris Capital Group, Inc. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis. The Company is wholly-owned by MJS Capital Acquisition Partners, LLC ("Parent").

NOTE B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash on the statement of financial condition is comprised of a commercial bank checking account.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

(continued)

NOTE B – Summary of Significant Accounting Policies (continued)

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Costs to Obtain or Fulfill a Contract with a Customer

The Company will record as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. There are no deferred costs as of December 31, 2020.

Related Party Transactions

On July 1, 2018, the Company entered into a services agreement with an affiliate, Rebus Capital Group, LLC ("Rebus"), whereby Rebus would, among other things, provide office space and printer services to the Company. For these services, the Company would pay a reasonable monthly fee, initially set at $2,000, to Rebus based on the amount of services it uses. During the year ended December 31, 2020, the Company paid Rebus $24,000 for services provided.

Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. The Company accounts for its investments at fair value using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Gains and losses that are composed of both realized and unrealized gains and losses are presented net in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

NOTE C -Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $30,033, which was $25,033 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .0371 to 1 at December 31, 2020.

NOTE D - Income Taxes

The Company's current tax provision is comprised of state and local minimum taxes.

As of December 31, 2020 the Company has a federal cumulative net operating loss carryforward of $169,489 and has recorded a valuation allowance of $33,898 against the federal deferred tax assets relating to net operating loss carryforwards which expire in 2040 and certain timing differences. The Company also has various amounts of state and local net operating loss carryforwards expiring through 2040. The Company has also provided valuation allowances for the state and local net operating carryforwards and certain timing differences. The valuation is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results.

NOTE E – Recent Accounting Pronouncements

In February 2016, the FASB issued (ASU) 2016-02, "Leases(Topic 842)". This update includes a lease accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease, and is effective for the Company beginning in January 2019. The Company does not have any direct leases, and any expenses related to leases is through the expense sharing agreement with the Parent.

NOTE F – Risks and Uncertainties – COVID - 19

Subsequent to December 31, 2020, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

(continued)

PLURIS CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE G – Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 and there were no material subsequent events requiring disclosure.

SCHEDULE 1

PLURIS CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2020

Net Capital:

Capital stock	$ 7,000
Additional paid-in capital	234,296
(Deficit)	(209,026)
Total stockholder's equity before nonallowable assets	32,270
Less: Non-Allowable Assets	2,237
Net Capital	30,033
Minimum net capital required	5,000
Excess net capital	25,033

Capital Ratio:

Aggregate indebtedness to net capital	.0371 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-18A-5, Part IIA filing as of December 31, 2020.

PLURIS CAPITAL GROUP, INC.

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Pluris Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pluris Capital Group, Inc. identified the following provisions of footnote 74 to SEC Release 34-70073 under which Pluris Capital Group, Inc. claimed an exemption and (2) Pluris Capital Group, Inc. stated that Pluris Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Pluris Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pluris Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities Exchange Commission.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 26, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Pluris Capital Group

EXEMPTION REPORT

Pluris Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception;

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Pluris Capital Group, Inc.

I, John Fletcher, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Chief Financial Officer
March 10, 2021

1501 Broadway · New York, NY 10036 · Tel. (917) 304-3325 · Fax. (212) 202-5126